ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

James M. Forbes

T +1 617 235 4765

james.forbes@ropesgray.com

September 13, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Keith O’Connell

Re:	GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On August 23, 2022, Keith O’Connell (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided oral comments to James Forbes of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 223 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 271 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to GMO Small Cap Quality Fund, a series of the Registrant (the “Fund”), and filed with the Commission on July 7, 2022 (the “485(a) Amendment”). Responses to the comments are set forth below. These responses will be reflected in Post-Effective Amendment No. 224 under the Securities Act and Amendment No. 272 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around September 20, 2022 (the “485(b) Amendment”). Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.	Please provide the Staff with the Fund’s completed annual fund operating expenses table and expense example at least one week prior to the effective date of the Registration Statement.

Response: The requested information is included as Appendix A hereto.

Securities and Exchange Commission	- 2 -	September 13, 2022

2.	The Staff notes that the Fund achieves its investment objective by investing the Fund’s assets in equities of U.S. small-cap companies and that “small-cap companies” are defined in the Registration Statement as “companies whose market capitalization at the time of investment is less than that of the companies in the bottom decile of market capitalization of the MSCI US IMI Index or that are included in the S&P 600 Index.” Please provide the Staff with the current market capitalization range of “small-cap companies” under this definition. Please also explain the Fund’s rationale for using this definition of “small-cap companies.”

Response: The Registrant notes that, as of August 31, 2022, the market capitalization range for the companies comprising the bottom decile of the MSCI US IMI Index ranged from approximately $29.2 million to $7.9 billion and that, as of August 31, 2022, the market capitalization for the companies comprising the S&P 600 Index ranged from approximately $138.7 million to $5.7 billion. These market capitalization ranges will be disclosed in the description of the Fund’s principal investment strategies included in the 485(b) Amendment.

The Fund’s definition of small-cap companies includes companies in the S&P 600 Index, which is an index specifically designed to cover U.S. small-cap stocks. The Fund’s definition of small-cap companies also includes companies with a market capitalization that is less than that of companies in the bottom decile (by market capitalization) of the MSCI IMI Index, which is designed to cover the large-, mid-, and small-cap segments of the U.S. stock market.  The Registrant’s definition is intended to capture only the small-cap segment of the MSCI IMI Index by including only the bottom decile of the companies in the index by market capitalization.

The Registrant’s analysis of other small-cap-focused mutual funds (“small-cap funds”) suggests that definitions of small-cap companies vary considerably across the industry. The Registrant notes that the Fund’s definition of small-cap companies is more conservative in terms of market capitalization than the definitions used by many peer small-cap funds.  For example, some small-cap funds (such as Bridgeway Small Cap Value Fund and Boston Trust Walden Small Cap Fund, among many others) define their small-cap universe as the companies in the Russell 2000 Index, which, as of December 31, 2021, included companies with market capitalizations of up to $14 billion (and as high as $25 billion as of June 30, 2021).  Similarly, other small-cap funds are benchmarked against the MSCI U.S. Small Cap 1750 Index, which, as of September 30, 2021, included companies with market capitalizations of up to $24 billion.

The Registrant notes in addition that there is no regulatory or “official” definition of “small-cap companies,” and the Registrant believes that the definition used by the Fund is reasonable and clearly disclosed.

3.	The Staff notes that the description of the Fund’s principal investment strategies states that the Fund “is permitted to invest directly and indirectly (e.g., through underlying funds or derivatives) in equities of companies tied economically to any country in the world, including emerging countries.” Please add a discussion of non-U.S. investment risk to the description of the Fund’s principal risks or explain why such a discussion is not appropriate.

Response: The requested disclosure will be added in the 485(b) Amendment.

Securities and Exchange Commission	- 3 -	September 13, 2022

*               *               *               *               *               *

Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC Thomas R. Hiller, Esq., Ropes & Gray LLP

Securities and Exchange Commission	- 4 -	September 13, 2022

Appendix A

Annual Fund operating expenses1

(expenses that you bear each year as a percentage of the value of your investment)

	Class III	Class IV	Class V	Class VI	Class R6	Class I
Management fee	0.75%[2]	0.70%[2]	0.685%[2]	0.655%[2]	0.75%[2]	0.75%[2]
Other expenses	0.16%	0.16%	0.16%	0.16%	0.16%	0.26%[3]
Total annual fund operating expenses	0.91%	0.86%	0.85%	0.82%	0.91%	1.01%
Expense reimbursement/waiver	(0.16)%[2]	(0.16)%[2]	(0.16)%[2]	(0.16)%[2]	(0.16)%[2]	(0.26)%[2,3]
Total annual fund operating expenses after expense reimbursement/waiver	0.75%	0.70%	0.69%	0.66%	0.75%	0.75%

1 The amounts represent an annualized estimate of the Fund’s operating expenses for its initial fiscal year.

2 Includes both management fee of 0.60% and class-specific shareholder service fee, if any, for each class of shares. For additional information about the shareholder service fee applicable to each class of shares of the Fund, please see the table included in the section of the Prospectus entitled “Multiple Classes and Eligibility.” Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) has contractually agreed to waive its fees with respect to and/or reimburse the Fund to the extent that the Fund’s total annual fund operating expenses (after applying all other contractual and voluntary expense limitation arrangements in effect at the time)exceed the following amounts for each class of shares, in each case representing the average daily net assets for the indicated class of shares: 0.75% for Class III shares; 0.70% for Class IV shares; 0.685% for Class V shares; 0.655% for Class VI shares; 0.75% for Class R6 shares; and 0.75% for Class I shares (each, an “Expense Cap”). Fees and expenses of the “non-interested” Trustees and legal counsel to the “non-interested” Trustees, investment-related costs (such as brokerage commissions, interest, and acquired fund fees and expenses), payments out of assets attributable to Class I shares for sub-transfer agency, recordkeeping and other administrative services provided by financial intermediaries, taxes, litigation and indemnification expenses, judgments, and other extraordinary or non-recurring expenses not incurred in the ordinary course of the Fund’s business, are excluded from the Expense Cap. GMO also has contractually agreed to waive or reduce the Fund’s management fees and shareholder service fees to the extent necessary to offset the management fees and shareholder service fees paid to GMO that are directly or indirectly borne by the Fund or a class of shares of the Fund as a result of the Fund’s direct or indirect investments in other series of GMO Trust (“GMO Funds”). Management fees and shareholder service fees will not be waived below zero. These reimbursements and waivers will continue through at least October 1, 2023 and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

3 Includes estimate of payments for sub-transfer agency, recordkeeping and other administrative services for Class I’s initial fiscal year. GMO has contractually agreed to waive its fees with respect to and/or reimburse Class I shares for the amounts paid by the Fund out of the net assets attributable to Class I shares for sub-transfer agency, recordkeeping and other administrative services provided by financial intermediaries with respect to Class I shareholders. This reimbursement will continue through at least October 1, 2023 and may not be terminated prior to this date without the action or consent of the Trust’s Board of Trustees.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated, regardless of whether or not you redeem your shares at the end of such periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same as those shown in the table. The one year amounts shown reflect the expense reimbursement and waiver noted in the expense table. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class III	$77	$274
Class IV	$72	$258
Class V	$70	$255
Class VI	$67	$246
Class R6	$77	$274
Class I	$77	$296